SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 4)*

                      RAWLINGS SPORTING GOODS COMPANY, INC.
                      ____________________________________
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                     _______________________________________
                         (Title of Class of Securities)

                                    754459105
                                 ______________
                                 (CUSIP Number)

                               Mr. Robert M. Raiff
                              152 West 57th Street
                            New York, New York 10022
                                 (212) 247-4000

                                  with copy to:

                             Patrick J. Dooley, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                _________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 28, 1999
                      ____________________________________
                      (Date of Event which Requires Filing
                               of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)
                                Page 1 of 5 Pages

                                                               Page 2 of 5 Pages


                                  SCHEDULE 13D

CUSIP No. 754459105


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (Entities Only)

                  ROBERT M. RAIFF

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [ ]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)        [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 622,700
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each

  Reporting                9        Sole Dispositive Power
   Person                                   622,700
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            622,700

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                             [ ]

13       Percent of Class Represented By Amount in Row (11)

                           7.91%

14       Type of Reporting Person*

                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 5 Pages


         This Amendment No. 4 to Schedule 13D relates to Common Shares, par value $0.01 per share (the "Shares"), of Rawlings Sporting Goods Company, Inc. (the "Issuer"). This Amendment No. [4] supplementally amends the initial statement on Schedule 13D dated August 27, 1997 and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Person. This Amendment No. 4 is being filed by the Reporting Person to report that, as a result of the recent disposition of Shares of the Issuer, the number of Shares of which the Reporting Person currently may be deemed to be the beneficial owner has decreased by more than one percent of the total outstanding Shares. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.


Item 4.  Purpose of Transaction.

         The Reporting Person recently requested that the Issuer place a resolution before the stockholders, at the next annual meeting of stockholders, to rescind the Issuer's 1994 rights agreement (poison pill). The Issuer has indicated to the Reporting Person that the proposal is in proper form and that it will be included in the proxy statement for the next annual meeting of stockholders.

         All of the Shares reported herein were acquired or disposed of for investment purposes. The Reporting Person reserves the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals, including those described in subparagragh (a) through (j) of Item 4 of Schedule 13D, regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Person, market conditions or other factors.

Item 5.  Interest in Securities of the Issuer.

                  (a) The Reporting Person may be deemed the beneficial owner of
the  622,700  Shares   (approximately  7.91%  of  the  total  number  of  Shares
outstanding).

                  (b) The Reporting Person has the power to vote, direct the vote, dispose of or direct the disposition of all the Shares that are currently beneficially owned by the Reporting Person.

                  (c) Except for the transactions disclosed on Annex A hereto, all of which were effected in the over-the-counter market in routine brokerage transactions, there have been no transactions with respect to the Shares since August 1, 1999 (60 days prior to the date hereof) by the Reporting Person.

                  (d)      Not applicable.

                  (e)      Not applicable.

                                                               Page 4 of 5 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 1, 1999


                                          By:  /S/ ROBERT M. RAIFF
                                               _________________________________
                                               Robert M. Raiff

                                                               Page 5 of 5 Pages



                                     ANNEX A

                           RECENT TRANSACTIONS IN THE
              COMMON STOCK OF RAWLINGS SPORTING GOODS COMPANY, INC.

Date of                                      Number of       Price Per
Transaction           Activity                Shares         Share
-----------           --------                ------         -----
8/13/99               SALE                     8,200         7.8826
8/16/99               SALE                     3,000         8.0000
8/18/99               SALE                     7,000         8.8330
8/19/99               SALE                     8,000         8.8762
8/20/99               SALE                     5,000         9.2500
8/25/99               SALE                     5,000        10.5125
8/27/99               SALE                     5,000        10.3000
8/30/99               SALE                     2,000        10.0000
9/2/99                SALE                     6,200         9.2500
9/3/99                SALE                     1,600         9.0859
9/7/99                SALE                    13,200         9.0074
9/8/99                SALE                     2,000         9.0953
9/10/99               SALE                    10,000         9.5063
9/13/99               SALE                      600          9.5000
9/14/99               SALE                     1,800         9.3750
9/15/99               SALE                    11,000         9.1364
9/16/99               SALE                     2,000         9.0000
9/17/99               SALE                     9,000         9.0389
9/20/99               SALE                     5,000         9.1625
9/21/99               SALE                     7,000         9.1429
9/22/99               SALE                     4,500         9.1597
9/28/99               SALE                    26,000        10.0601
9/29/99               SALE                    35,100         9.8206
9/30/99               SALE                     4,200         9.3445
10/1/99               SALE                    21,700         9.373
